STATE OF DELAWARE CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of SKY QUARRY INC., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of SKY QUARRY INC., declaring said amendment to be advisable and calling a meeting of the stockholders of SKY QUARRY INC. for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Articles thereof numbered “4” so that, as amended, said Articles shall be and will read as follows:

4. The total number of shares of common stock which the corporation shall have authority to issue is: One Hundred Million shares (100,000,000) and the par value of each of the such shares is: one hundredth of one cent Dollars ($.0001) amounting in the aggregate to Ten Thousand Dollars ($10,000.00).

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a written consent in lieu of meeting of the stockholders of said corporation was circulated in accordance with Section 228 of the General Corporation Law of the State of Delaware in which stockholders holding the necessary number of shares as required by statute to vote in favor of the amendment provided written consent to such action.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 20th day of April, 2021.

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	By:	/s/ Harrison Kordestani
	Title:	Authorized Officer Corporate Secretary,
SKY QUARRY INC.
	Name:	Harrison Kordestani